Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference of our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of DURECT Corporation for the registration of common stock, preferred stock, debt securities, warrants, either individually or in units, with a total value of up to $50,000,000, of DURECT Corporation, and to the incorporation by reference therein of our reports dated March 2, 2012, with respect to the consolidated financial statements and schedule of DURECT Corporation and the effectiveness of internal control over financial reporting of DURECT Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California

May 4, 2012